EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended September 30, 2013 compared to three months ended September 30, 2012

During the three months ended September 30, 2013, we had an average of 61.0 containerships compared to 64.0 containerships for the three months ended September 30, 2012. Our fleet utilization increased to 94.8% in the three months ended September 30, 2013 compared to 92.6% in the three months ended September 30, 2012, while the effective utilization for the fleet under employment, excluding two vessels on lay up, was 98.0%. During the three months ended September 30, 2013, we entered into an agreement to sell two vessels, the Hope and the Kalamata (the Kalamata was under time charter as of September 30, 2013), and in October 2013, we entered into an agreement to sell the Lotus, which vessels have been delivered to their buyers within October 2013.

Operating Revenue

Operating revenues decreased 5.1%, or $7.9 million, to $148.4 million in the three months ended September 30, 2013, from $156.3 million in the three months ended September 30, 2012.

Operating revenues for the three months ended September 30, 2013 reflect:

•                           $1.1 million of additional revenues in the three months ended September 30, 2013 compared to the three months ended September 30, 2012, related to the Amalia C and the Niledutch Zebra, which were added to our fleet on May 14, 2013 and June 25, 2013, respectively.

•                           $2.1 million decrease in revenues in the three months ended September 30, 2013 compared to the three months ended September 30, 2012, related to the Henry, the Pride, the Honour and the Elbe, which were generating revenues in the three months ended September 30, 2012 and were sold in the first half of 2013.

•                           $6.9 million decrease in revenues in the three months ended September 30, 2013 compared to the three months ended September 30, 2012. This was mainly attributable to the softening of the charter market between the two periods.

Voyage Expenses

Voyage expenses decreased by $0.6 million, to $3.1 million in the three months ended September 30, 2013, from $3.7 million in the three months ended September 30, 2012. The decrease was mainly the result of the decrease in the average number of vessels in our fleet in the three months ended September 30, 2013 compared to the three months ended September 30, 2012.

Vessel Operating Expenses

Vessel operating expenses decreased 1.9%, or $0.6 million, to $30.7 million in the three months ended September 30, 2013, from $31.3 million in the three months ended September 30, 2012. The decrease in vessel operating expenses was mainly attributable to the reduced average number of vessels in our fleet during the three months ended September 30, 2013 compared to the three months ended September 30, 2012.

The average daily operating cost per vessel marginally increased to $5,856 per day for the three months ended September 30, 2013, from $5,835 per day for the three months ended September 30, 2012.

Depreciation

Depreciation expense decreased 9.9%, or $3.8 million, to $34.7 million in the three months ended September 30, 2013, from $38.5 million in the three months ended September 30, 2012. The decrease in depreciation expense was mainly due to the reduced cost base of certain vessels for which we recognized impairment charges as of December 31, 2012, as well as the 5 vessels sold during the first half of 2013.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased 18.8%, or $0.3 million, to $1.3 million in the three months ended September 30, 2013, from $1.6 million in the three months ended September 30, 2012. The decrease reflects decreased dry-docking and special survey costs incurred within the year and amortized during the three months ended September 30, 2013 compared to the three months ended September 30, 2012.

General and Administrative Expenses

General and administrative expenses decreased 3.9%, or $0.2 million, to $4.9 million in the three months ended September 30, 2013, from $5.1 million in the three months ended September 30, 2012. The decrease was mainly the result of reduced fees paid to our Manager in the three months ended September 30, 2013 compared to the three months ended September 30, 2012, due to the decrease in the average number of vessels in our fleet.

Interest Expense and Interest Income

Interest expense decreased by 5.4%, or $1.3 million, to $22.9 million in the three months ended September 30, 2013, from $24.2 million in the three months ended September 30, 2012. The change in interest expense was mainly due to the decrease in our average debt by $121.2 million, to $3,302.2 million in the three months ended September 30, 2013, from $3,423.4 million in the three months ended September 30, 2012, as well as the marginal decrease in the cost of servicing our credit facilities in the three months ended September 30, 2013 compared to the three months ended September 30, 2012, mainly driven by the lower average LIBOR.

It has to be noted that the Company is in a rapid deleveraging mode. As of September 30, 2013, the debt outstanding was $3,274.6 million compared to $3,411.8 million as of September 30, 2012.

Interest income was $0.6 million in the three months ended September 30, 2013 compared to $0.4 million in the three months ended September 30, 2012.

Other Finance Costs, Net

Other finance costs, net, increased by $0.1 million, to $5.1 million in the three months ended September 30, 2013, from $5.0 million in the three months ended September 30, 2012. This increase was due to the $0.1 million increase in amortizing finance fees (which were deferred and are amortized over the term of the respective credit facilities) and accrued finance fees (which accrete in our Statement of Income over the term of the respective facilities) in the three months ended September 30, 2013 compared to the three months ended September 30, 2012.

Unrealized and realized (loss)/gain on derivatives

Unrealized gain/(loss) on interest rate swap hedges was a gain of $0.2 million in the three months ended September 30, 2013 compared to a loss of $12.9 million in the three months ended September 30, 2012. The unrealized gain is attributable to mark to market valuation of our swaps, as well as reclassification of unrealized losses from Accumulated Other Comprehensive Loss to our earnings due to the discontinuation of hedge accounting since July 1, 2012.

Realized loss on interest rate swap hedges, decreased by $3.9 million, to $37.8 million in the three months ended September 30, 2013, from $41.7 million in the three months ended September 30, 2012. This decrease is mainly attributable to the lower average notional amount of swaps during the three months ended September 30, 2013 compared to the three months ended September 30, 2012.

The table below provides an analysis of the items discussed above, and which were recorded in the three months ended September 30, 2013 and 2012:

	Three months ended September 30, 2013	Three months ended September 30, 2012
	(in millions)
Unrealized gain/(loss) on swaps	$0.2	$(12.9)
Realized losses of swaps	(37.8)	(41.7)
Unrealized and realized loss on derivatives	$(37.6)	$(54.6)

Nine months ended September 30, 2013 compared to nine months ended September 30, 2012

During the nine months ended September 30, 2013, we had an average of 61.6 containerships compared to 62.1 containerships for the nine months ended September 30, 2012. Our fleet utilization declined to 92.8% in the nine months ended September 30, 2013 compared to 93.8% in the nine months ended September 30, 2012, mainly due to the 956 days for which certain of our vessels were off-charter and laid-up in the nine months ended September 30, 2013 compared to 848 days for which certain of our vessels were off-charter and laid-up in the nine months ended September 30, 2012, while the effective fleet utilization for the fleet under employment was 98.4% (which excludes the vessels on lay up). During the nine months ended September 30, 2013, we sold five of our older vessels, the Henry, the Pride, the Independence, the Honour and the Elbe, and we have also entered into agreements to sell the Hope and the Kalamata and, in October 2013, the Lotus, and we have aquired a 2,452 TEU containership, the Amalia C, built in 1998 and a 2,602 TEU containership, the Niledutch Zebra, built in 2001.

Operating Revenue

Operating revenues increased 0.9%, or $3.9 million, to $441.1 million in the nine months ended September 30, 2013, from $437.2 million in the nine months ended September 30, 2012.

Operating revenues for the nine months ended September 30, 2013 reflect:

•                  $37.3 million of incremental revenues in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, related to five 13,100 TEU containerships (the Hyundai Together, the Hyundai Tenacity, the Hyundai Smart, the Hyundai Speed and the Hyundai Ambition, which were added to our fleet on February 16, 2012, March 8, 2012, May 3, 2012, June 7, 2012 and June 29, 2012, respectively) and one 8,530 TEU containership (the CMA CGM Melisande, which was added to our fleet on February 28, 2012).

•                  $1.1 million additional revenues in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, related to the Amalia C and the Niledutch Zebra, which were added to our fleet on May 14, 2013 and June 25, 2013, respectively.

•                  $10.2 million decrease in revenues in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, related to the Montreal, which was sold on April 27, 2012, as well as the Henry, the Pride, the Honour and the Elbe, which were generating revenues in the nine months ended September 30, 2012 and were sold during the first half of 2013.

•                  $24.3 million decrease in revenues in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. This was mainly attributable to the softening of the charter market between the two periods.

Voyage Expenses

Voyage expenses decreased by $1.0 million, to $9.0 million in the nine months ended September 30, 2013, from $10.0 million in the nine months ended September 30, 2012. The decrease was mainly the result of the decrease in the average number of vessels in our fleet.

Vessel Operating Expenses

Vessel operating expenses decreased 1.3%, or $1.2 million, to $91.6 million in the nine months ended September 30, 2013, from $92.8 million in the nine months ended September 30, 2012. The reduction is mainly attributable to the decrease in the average number of vessels in our fleet during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012.

The average daily operating cost per vessel marginally increased to $5,976 per day for the nine months ended September 30, 2013, from $5,924 per day for the nine months ended September 30, 2012.

Depreciation

Depreciation expense decreased 2.5%, or $2.6 million, to $102.8 million in the nine months ended September 30, 2013, from $105.4 million in the nine months ended September 30, 2012. The decrease in depreciation expense was due to the decreased average number of vessels in our fleet during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, as well as the reduced cost base of certain vessels for which we recognized impairment charges as of December 31, 2012.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased 7.1%, or $0.3 million, to $4.5 million in the nine months ended September 30, 2013, from $4.2 million in the nine months ended September 30, 2012. The increase reflects increased dry-docking and special survey costs incurred within the year and amortized during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012.

General and Administrative Expenses

General and administrative expenses decreased 3.9%, or $0.6 million, to $14.6 million in the nine months ended September 30, 2013, from $15.2 million in the nine months ended September 30, 2012. The decrease was mainly the result of the decrease in the fees paid to our Manager in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, due to the decrease in the average number of vessels in our fleet.

Gain on sale of vessels

Gain on sale of vessels, was a gain of $0.2 million in the nine months ended September 30, 2013 compared to a gain of $0.8 million in the nine months ended September 30, 2012. During the nine months ended September 30, 2013, we sold the Independence, the Henry, the Pride, the Honour and the Elbe (on February 13, 2013, February 28, 2013, March 25, 2013, May 14, 2013 and June 13, 2013, respectively) and we realized a net gain on these sales of $0.2 million in aggregate. During the nine months ended September 30, 2012, we sold the Montreal (on April 27, 2012) and we realized a net gain on this sale of $0.8 million.

Interest Expense and Interest Income

Interest expense increased by 7.8%, or $5.0 million, to $69.1 million in the nine months ended September 30, 2013, from $64.1 million in the nine months ended September 30, 2012. The change in interest expense was mainly due to the increase in our average debt by $69.4 million, to $3,345.9 million in the nine months ended September 30, 2013, from $3,276.5 million in the nine months ended September 30, 2012, which partially offset by the decrease in the cost of servicing our credit facilities in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 (mainly due to the decrease in the average Libor). Furthermore, the financing of our newbuilding program resulted in $3.7 million of interest being capitalized, rather than such interest being recognized as an expense, for the nine months ended September 30, 2012 compared to nil interest being capitalized for the nine months ended September 30, 2013, following the completion of our newbuilding program in June 2012.

Interest income was $1.6 million in the nine months ended September 30, 2013 compared to $1.2 million in the nine months ended September 30, 2012.

Other Finance Costs, Net

Other finance costs, net, increased by $2.2 million, to $15.2 million in the nine months ended September 30, 2013, from $13.0 million in the nine months ended September 30, 2012. This increase was due to the $1.2 million increase in the amortization of finance fees (which were deferred and are amortized over the term of the respective credit facilities), as well as increased accrued finance fees of $1.0 million (which accrete in our Statement of Income over the term of the respective facilities) in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012.

Unrealized and realized (loss)/gain on derivatives

Unrealized gain/(loss) on interest rate swap hedges was a gain of $17.0 million in the nine months ended September 30, 2013 compared to a loss of $8.3 million in the nine months ended September 30, 2012. The unrealized gain/(loss) is attributable to mark to market valuation of our swaps, as well as reclassification of unrealized losses from Accumulated Other Comprehensive Loss to our earnings due to the discontinuation of hedge accounting since July 1, 2012.

Realized loss on interest rate swap hedges, decreased by $4.2 million, to $111.6 million in the nine months ended September 30, 2013, from $115.8 million in the nine months ended September 30, 2012. This decrease is mainly attributable to the lower average notional amount of swaps during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, which was partially offset by $7.0 million of realized losses that had been deferred during the nine months ended September 30, 2012 (as discussed below) and were not deferred in the nine months ended September 30, 2013.

With all our newbuildings having been delivered no realized losses on cash flow hedges were deferred during the nine months ended September 30, 2013. During the nine months ended September 30, 2012, realized losses on cash flow hedges of $7.0 million were deferred in “Accumulated Other Comprehensive Loss”, rather than being recognized as expenses, and are being reclassified into earnings over the depreciable lives of these vessels that were under construction and financed by loans with interest rates that were hedged by our interest rate swap contracts. The table below provides an analysis of the items discussed above, and which were recorded in the nine months ended September 30, 2013 and 2012:

	Nine months ended September 30,	Nine months ended September 30,
	2013	2012
	(in millions)
Unrealized gain/(loss) on swaps	$17.0	$(8.3)
Total realized losses of swaps	(111.6)	(122.8)
Realized losses of swaps deferred in Other Comprehensive Loss	—	7.0
Realized losses of swaps expensed in Statement of Income	(111.6)	(115.8)
Unrealized and realized loss on derivatives	$(94.6)	$(124.1)

Liquidity and Capital Resources

Our principal source of funds have been operating cash flows, vessel sales, long-term bank borrowings and a common stock sale in August 2010, as well as our initial public offering in October 2006. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements.

Our short-term liquidity needs primarily relate to funding our vessel operating expenses, debt interest payments and servicing the current portion of our debt obligations. Our long-term liquidity needs primarily relate to debt repayment and capital expenditures related to any further growth of our fleet.

We anticipate that our primary sources of funds will be cash from operations and equity or capital markets debt financings, subject to restrictions on uses of such funds and incurrence of debt in our credit facilities.

On March 27, 2013, we entered into an agreement with the lenders under our HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank credit facility. The agreement provides us the option to sell, for cash, up to 9 mortgaged vessels (the Henry, the Pride, the Independence, the Honour, the Elbe, the Hope, the Lotus, the Kalamata and the Komodo) with the sale proceeds less sale commissions from such vessels’ sales to be deposited in a restricted cash account and used to finance the acquisition of new containerships no later than December 31, 2013. Any funds remaining in this restricted cash account after that date will be applied towards prepayment of the respective credit facility. As of September 30, 2013, we had concluded the sales of the Henry, the Pride, the Independence, the Honour, the Elbe and have entered into an agreement to sell the Hope and the Kalamata. We acquired a 2,452 TEU containership, the Amalia C, built in 1998 and a 2,602 TEU containership, the Niledutch Zebra, built in 2001. As of September 30, 2013, an amount of $19.9 million was recorded as non-current restricted cash with respect to this agreement. In October 2013, we sold the Lotus.

Under our existing multi-year charters as of September 30, 2013, we had contracted revenues of $147.0 million for the remainder of 2013, $555.8 million for 2014 and, thereafter, approximately $3.8 billion. Although these expected revenues are based on contracted charter rates, we are dependent on our charterers’ ability and willingness to meet their obligations under these charters.

As of September 30, 2013, we had cash and cash equivalents of $80.5 million, as well as $20.3 million of current and non-current restricted cash. As of September 30, 2013, we had no remaining borrowing availability under our credit facilities. As of September 30, 2013, we had $139.7 million of vendor financing outstanding, of which $57.4 million was payable within the next twelve months, and $3.1 billion of outstanding indebtedness, of which $153.2 million was payable within the next twelve months, which amount includes $22.6 million of expected variable principal payments based on our estimates for the period. Under the agreement, dated January 24, 2011, with certain of our lenders (the “Bank Agreement”), we are required to apply a substantial portion of our cash from operations to the repayment of principal under our financing arrangements, including both fixed principal payments and variable principal payments as provided for in the Bank Agreement. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations. Under the Bank Agreement, we are subject to limits on our ability to incur additional indebtedness without our lenders’ consent and requirements for the application of proceeds from any future vessel sales or financings, including sales of equity, as well as other transactions. See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 1, 2013, as well as Note 9, Long-term Debt, to our condensed consolidated financial statements (unaudited) included elsewhere herein.

As of September 12, 2013, we signed a supplemental letter with KEXIM and ABN Amro, in relation to our $144 million credit facility, extending the terms of the February 9, 2012 supplemental letter through November 20, 2018 (the maturity of the respective credit facility), which amended the interest rate margin and the financial covenants of our KEXIM-ABN Amro credit facility. More specifically, the financial covenants were aligned with those set forth in the Bank Agreement (see below), and the interest rate margin was increased by 0.5 percentage points.

As of September 30, 2013, we were in compliance with the financial and collateral coverage covenants under our debt arrangements. We believe that continued future compliance with the terms of these agreements will allow us to satisfy our liquidity needs. We anticipate that our primary sources of funds described above, including future equity or debt financings in the case of any further growth of our fleet to the extent permitted under our credit facilities, will be sufficient to satisfy all of the short-term and long-term liquidity needs described above, up to the 2018 maturity of the credit facilities under our Bank Agreement, which we expect to refinance at such time. For additional details regarding the Bank Agreement, new credit facilities with existing lenders provided for under the Bank Agreement, Sinosure-CEXIM credit facility and Hyundai Samho Vendor Financing, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 1, 2013, as well as Note 9, Long-term Debt, to our condensed consolidated financial statements (unaudited) included elsewhere herein.

Our board of directors determined in 2009 to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry and in order to conserve cash to be applied toward the financing of our then extensive newbuilding program. Under the Bank Agreement and the Sinosure-CEXIM credit facility, we are not permitted to pay cash dividends or repurchase shares of our capital stock unless (i) our consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of our vessels to our outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

We have 15,000,000 outstanding warrants, which will expire on January 31, 2019, with an exercise price of $7.00 per share. We will not receive any cash upon exercise of the warrants as the warrants are only exerciseable on a cashless basis.

We have agreed to extend the deferred payment of 17.5% of the charter hire under time charters for six of our vessels with Zim Integrated Shipping Services Ltd. until December 31, 2013. As part of the announced reorganization of its parent company Israel Corporation, ZIM is expected to restructure certain of its obligations. We do not know whether this restructuring will affect ZIM’s time charters, expiring in 2020 and 2021, for six of our vessels, or the $42.0 million aggregate non-current outstanding receivable from ZIM as of September 30, 2013.  We will continue to monitor the situation on an ongoing basis and the impact, if any, this would have on the Company’s financial statements.

Cash Flows

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $18.2 million, to $147.2 million provided by operating activities in the nine months ended September 30, 2013 compared to $129.0 million provided by operating activities in the nine months ended September 30, 2012. The increase was primarily the result of a favorable change in the working capital position of $5.1 million in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, reduced payments for drydocking of $6.1 million in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, as well as reduced interest cost of $7.0 million (including realized losses on our interest rate swaps) in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012.

Net Cash Provided by/(Used in) Investing Activities

Net cash flows provided by/(used in) investing activities increased by $385.1 million, to $15.4 million provided by investing activities in the nine months ended September 30, 2013 compared to $369.7 million used in investing activities in the nine months ended September 30, 2012. The difference reflects vessels acquisitions and additions of $18.7 million in the nine months ended September 30, 2013 compared to installment payments for newbuildings, interest capitalized and other related capital expenditures of $375.4 million in the nine months ended September 30, 2012, as well as net proceeds from the sale of the Henry, the Pride, the Independence, the Honour and the Elbe of $29.9 million received in the nine months ended September 30, 2013, as well as deposits received in advance from the sale of the Kalamata and the Hope of $4.2 million received in the nine months ended September 30, 2013 compared to $5.6 million from the sale of the Montreal in the nine months ended September 30, 2012.

Net Cash (Used in)/Provided by Financing Activities

Net cash flows (used in)/provided by financing activities decreased by $364.6 million, to $137.7 million used in financing activities in the nine months ended September 30, 2013 compared to $226.9 million provided by financing activities in the nine months ended September 30, 2012. The decrease is primarily due to the payments of long-term debt and Vendor financing of $120.5 million in the nine months ended September 30, 2013 compared to net proceeds from long-term debt borrowings of $224.6 million in the nine months ended September 30, 2012 drawn in connection with the delivery of vessels in our newbuilding program completed in the first half of 2012, the increased restricted cash of $17.1 million in the nine months ended September 30, 2013 compared to the decreased restricted cash of $2.5 million in the nine months ended September 30, 2012.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the tables below for supplemental financial data and corresponding reconciliations to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued, stock based compensation, unrealized (gain)/loss on derivatives, realized gain/(loss) on derivatives and gain/(loss) on sale of vessels. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because they are used by certain investors to measure a company’s ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

EBITDA and Adjusted EBITDA Reconciliation to Net Income

	Nine Months ended September 30, 2013	Nine Months ended September 30, 2012
	(In thousands)
Net income	$41,759	$11,274
Depreciation	102,799	105,424
Amortization of deferred drydocking & special survey costs	4,506	4,188
Amortization of deferred realized losses of cash flow interest rate swaps	3,004	2,511
Amortization of finance costs	11,618	10,467
Finance costs accrued (Exit Fees under our Bank Agreement)	2,823	1,831
Interest income	(1,572)	(1,180)
Interest expense	69,062	64,052
EBITDA	$233,999	$198,567
Gain on sale of vessels	(156)	(830)
Stock based compensation	—	39
Realized loss on derivatives	108,577	113,214
Unrealized gain on derivatives	(16,961)	8,332
Adjusted EBITDA	$325,459	$319,322

EBITDA and Adjusted EBITDA Reconciliation to Net Cash Provided by Operating Activities

	Nine Months ended September 30, 2013	Nine Months ended September 30, 2012
	(In thousands)
Net cash provided by operating activities	$147,177	$129,035
Net increase in current and non-current assets	6,040	5,757
Net increase in current and non-current liabilities	(4,094)	(4,931)
Net interest	67,490	62,872
Payments for dry-docking and special survey costs deferred	269	6,340
Gain on sale of vessel	156	830
Stock based compensation	—	(39)
Unrealized gain/(loss) on derivatives	16,961	(8,332)
Realized losses on cash flow hedges deferred in Other Comprehensive Loss	—	7,035
EBITDA	$233,999	$198,567
Stock based compensation	—	39
Gain on sale of vessel	(156)	(830)
Realized loss on derivatives	108,577	113,214
Unrealized gain on derivatives	(16,961)	8,332)
Adjusted EBITDA	$325,459	$319,322

	Nine Months ended September 30, 2013	Nine Months ended September 30, 2012
	(In thousands)
Net cash provided by operating activities	$147,177	$129,035
Net cash provided by/(used in) investing activities	15,403	(369,743)
Net cash (used in)/provided by financing activities	(137,714)	226,921

EBITDA increased by $35.4 million, to $234.0 million in the nine months ended September 30, 2013, from $198.6 million in the nine months ended September 30, 2012. The increase is mainly attributable to increased operating revenues of $441.1 million in the nine months ended September 30, 2013 compared to $437.2 million in the nine months ended September 30, 2012, as well reduced operating expenses of $91.6 million in the nine months ended September 30, 2013 compared to $92.8 million in the nine months ended September 30, 2012, reduced unrealized and realized losses on derivatives of $91.6 million (excluding amortization of deferred realized losses of cash flow interest rate swaps of $3.0 million) in the nine months ended September 30, 2013 compared to $121.5 million (excluding amortization of deferred realized losses of cash flow interest rate swaps of $2.5 million) in the nine months ended September 30, 2012, reduced general and administrative expenses of $14.6 million in the nine months ended September 30, 2013 compared to $15.2 million in the nine months ended September 30, 2012 and reduced voyage expenses of $9.0 million in the nine months ended September 30, 2013 compared to $10.0 million in the nine months ended September 30, 2012, which were partially offset by reduced other income/(expenses), net of an income of $0.3 million in the nine months ended September 30, 2013 compared to an income of $0.8 million in the nine months ended September 30, 2012 and reduced gain on sale of vessels of $0.2 million in the nine months ended September 30, 2013 compared to $0.8 million in the nine months ended September 30, 2012.

Adjusted EBITDA increased by $6.1 million, to $325.4 million in the nine months ended September 30, 2013, from $319.3 million in the nine months ended September 30, 2012. The increase is mainly attributable to increased operating revenues of $441.1 million in the nine months ended September 30, 2013 compared to $437.2 million in the nine months ended September 30, 2012, as well reduced operating expenses of $91.6 million in the nine months ended September 30, 2013 compared to $92.8 million in the nine months ended September 30, 2012, reduced general and administrative expenses of $14.6 million in the nine months ended September 30, 2013 compared to $15.2 million in the nine months ended September 30, 2012 and reduced voyage expenses of $9.0 million in the nine months ended September 30, 2013 compared to $10.0 million in the nine months ended September 30, 2012, which were partially offset by reduced other income/(expenses), net of an income of $0.3 million in the nine months ended September 30, 2013 compared to an income of $0.8 million in the nine months ended September 30, 2012.

Credit Facilities

We, as borrower, and certain of our subsidiaries, as guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 9 to our unaudited condensed consolidated financial statements included in this report. Under the Bank Agreement our previously existing credit facilities continue to be made available by the respective lenders, in all cases as term loans, but (other than with respect to our KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement) with revised amortization schedules, interest rates, financial covenants, events of default and other terms and additional collateral under certain of these credit facilities and we obtained new credit facilities. The following table summarizes all our credit facilities:

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$685.0

The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Hyundai Federal (ex APL Federal), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande

Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$658.2

The Kalamata, the Komodo, the Commodore (ex Hyundai Commodore), the Hyundai Duke (ex APL Duke), the Marathonas, the Messologi, the Mytilini, the Hope, the Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C and the Niledutch Zebra

Credit Agricole	$152.9	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$178.1	The Zim Rio Grande, the Zim Sao Paolo and the OOCL Istanbul
Credit Suisse	$217.5	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Lloyds TSB—National Bank of Greece	$248.9	The YM Colombo (ex SNL Colombo), the YM Seattle, the YM Vancouver and the YM Singapore
Commerzbank—Credit Suisse—Credit Agricole	$291.9	The ZIM Dalian, the Hanjin Santos, the YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$33.0	The Deva and the Derby D
KEXIM	$31.5	The CSCL Europe and the CSCL America
KEXIM-ABN Amro	$68.1	The CSCL Pusan and the CSCL Le Havre
Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$114.0	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS(2)	$96.4	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$34.6	The Hanjin Greece
Club Facility	$78.0	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$77.2	The Hyundai Ambition
Sinosure-CEXIM	$169.5	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson
Vendor Financing
Hyundai Samho	$139.7	Second priority liens on the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany

(1)                                As of September 30, 2013.

(2)                                Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre.

(3)                                Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan.

As of September 30, 2013, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with the covenants under its Bank Agreement and its other credit facilities as of September 30, 2013.

For additional details regarding the Bank Agreement, the New Credit Facilities with existing lenders, Sinosure-CEXIM Credit Facility and Hyundai Samho Vendor Financing, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 1, 2013, as well as Note 9, Long-term Debt, to our condensed consolidated financial statements (unaudited) included elsewhere herein.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. We do not use financial instruments for trading or other speculative purposes.

On July 1, 2012, we elected to prospectively de-designate interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our interest rate swap agreements are recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de-designation date forward. We evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. Furthermore, the fair value of the hedged item associated with the previously designated fair value interest rate swaps will be frozen and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, both the accumulated other comprehensive loss balance and the fair value of hedged debt balance pertaining to the respective amounts would be reversed through earnings immediately. Refer to Note 10, Financial Instruments, to our condensed consolidated financial statements (unaudited) included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the three and the nine months ended September 30, 2013 and 2012.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Capitalization

The table below sets forth our consolidated capitalization as of September 30, 2013:

•                  On an actual basis; and

•                  on an as adjusted basis to reflect in the period from October 1, 2013 to October 30, 2013 scheduled debt repayment of $7.0 million, of which $3.6 million relates to the Hyundai Samho Vendor financing and $3.4 million to Sinosure-CEXIM-Citi-ABN Amro credit facility.

Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between October 1, 2013 to October 30, 2013.

	As of September 30, 2013
	Actual	As Adjusted
	(US Dollars in thousands)
Debt:
Total debt(1)	$3,283,546	$3,276,537
Stockholders’ equity:
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and none issued; actual and as adjusted)	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 109,653,363 shares issued and outstanding actual and as adjusted(2)(3)	1,097	1,097
Additional paid-in capital	546,022	546,022
Accumulated other comprehensive loss	(261,879)	(261,879)
Retained earnings	288,215	288,215
Total stockholders’ equity	573,455	573,455
Total capitalization	$3,857,001	$3,849,992

(1)                                 Total debt actual and as adjusted includes $139.7 million and $136.1 million of vendor financing, respectively. All of our indebtedness is secured.

(2)                                 Does not include 15 million warrants issued to purchase shares of common stock, at an exercise price of $7.00 per share, which we issued to lenders participating in our comprehensive financing plan. The warrants, which will expire on January 31, 2019, are exercisable solely on a cashless exercise basis.

Recent Developments

On October 3, 2013, we delivered the Hope to its buyers, following an agreement entered into on September 11, 2013 to sell the vessel. The gross sale consideration was $8.0 million. The Hope was 24 years old and was classified as Held for Sale as of September 30, 2013 (refer to Note 4, Fixed Assets, net).

On October 11, 2013, we entered into an agreement to sell the Lotus, which was delivered to its buyer on October 25, 2013. The gross sale consideration was $6.8 million. The Lotus was 25 years old. As of September 30, 2013, the vessel was under time charter until October 2013.

On October 22, 2013, we delivered the Kalamata to its buyers, following an agreement entered into on September 25, 2013 to sell the vessel. The gross sale consideration was $5.6 million. The Kalamata was 22 years old.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, charter counterparty performance, ability to obtain financing and comply with covenants contained in our financing agreements, shipyard performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars, except share amounts)

		As of
	Notes	September 30, 2013	December 31, 2012
		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$80,494	$55,628
Restricted cash	3	28	2,821
Accounts receivable, net		4,437	3,741
Inventories		14,528	17,731
Prepaid expenses		372	706
Due from related parties		12,466	12,664
Other current assets		6,600	5,382
Total current assets		118,925	98,673

Fixed assets, net	4	3,865,063	3,986,138
Deferred charges, net	5	72,702	88,821
Restricted cash	3	20,299	430
Vessel held for sale	4	7,731	—
Other non-current assets	10b,6	45,583	37,983
Total non-current assets		4,011,378	4,113,372
Total assets		$4,130,303	$4,212,045

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$12,332	$13,982
Accrued liabilities	7	34,271	32,894
Current portion of long-term debt	9	153,241	125,076
Current portion of vendor financing	9	57,388	57,388
Unearned revenue		7,118	5,447
Other current liabilities	8	120,034	130,465
Total current liabilities		384,384	365,252

LONG-TERM LIABILITIES
Long-term debt, net of current portion	9	2,990,617	3,097,472
Vendor financing, net of current portion	9	82,300	121,754
Other long-term liabilities	8,10a	99,547	187,263
Total long-term liabilities		3,172,464	3,406,489
Total liabilities		3,556,848	3,771,741

Commitments and Contingencies	11	—	—

STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and none issued as of September 30, 2013 and December 31, 2012)	12	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of September 30, 2013 and December 31, 2012. 109,653,363 and 109,604,040 issued and outstanding as of September 30, 2013 and December 31, 2012, respectively)	12	1,097	1,096
Additional paid-in capital		546,022	546,023
Accumulated other comprehensive loss		(261,879)	(353,271)
Retained earnings		288,215	246,456
Total stockholders’ equity		573,455	440,304
Total liabilities and stockholders’ equity		$4,130,303	$4,212,045

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2013	2012	2013	2012

OPERATING REVENUES		$148,448	$156,289	$441,116	$437,183

OPERATING EXPENSES
Voyage expenses		(3,108)	(3,704)	(8,987)	(9,960)
Vessel operating expenses		(30,708)	(31,344)	(91,622)	(92,831)
Depreciation	4	(34,652)	(38,517)	(102,799)	(105,424)
Amortization of deferred drydocking and special survey costs	5	(1,327)	(1,574)	(4,506)	(4,188)
General and administrative expenses		(4,934)	(5,093)	(14,597)	(15,177)
Gain on sale of vessels	14	—	—	156	830
Income From Operations		73,719	76,057	218,761	210,433

OTHER INCOME (EXPENSE)
Interest income		559	426	1,572	1,180
Interest expense		(22,906)	(24,202)	(69,062)	(64,052)
Other finance costs		(5,057)	(5,034)	(15,150)	(12,993)
Other income (expense), net		27	287	258	763
Unrealized and realized losses on derivatives	10	(37,554)	(54,568)	(94,620)	(124,057)
Total Other Income (Expenses), net		(64,931)	(83,091)	(177,002)	(199,159)

Net Income/(Loss)		$8,788	$(7,034)	$41,759	$11,274

EARNINGS PER SHARE
Basic and diluted net income per share		$0.08	$(0.06)	$0.38	$0.10
Basic and diluted weighted average number of common shares	13	109,653	109,613	109,653	109,609

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

(Expressed in thousands of United States Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net income/(loss) for the period	8,788	(7,034)	41,759	11,274
Other comprehensive income
Change in fair value of financial instruments	—	—	—	40,536
Deferred realized losses on cash flow hedges amortized over the life of the newbuildings	—	—	—	(7,035)
Amortization of deferred realized losses on cash flow hedges	1,012	1,012	3,004	2,511
Reclassification of unrealized losses/(gains) to earnings	29,569	35,731	88,388	33,888
Total Other Comprehensive Income	30,581	36,743	91,392	69,900
Comprehensive Income	39,369	29,709	133,151	81,174

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Nine months ended September 30,
	2013	2012
Cash Flows from Operating Activities
Net income	$41,759	$11,274

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	102,799	105,424
Amortization of deferred drydocking and special survey costs	4,506	4,188
Amortization of finance costs	11,618	10,467
Exit fees accrued on debt	2,823	1,831
Stock based compensation	—	39
Payments for drydocking/special survey costs deferred	(269)	(6,340)
Gain on sale of vessels	(156)	(830)
Amortization of deferred realized losses on interest rate swaps	3,004	2,511
Unrealized (gain)/loss on derivatives	(16,961)	8,332
Realized losses on cash flow hedges deferred in Other Comprehensive Loss	—	(7,035)

(Increase)/Decrease in
Accounts receivable	(696)	(5,585)
Inventories	3,203	(532)
Prepaid expenses	334	981
Due from related parties	198	3,760
Other assets, current and long-term	(9,079)	(4,381)

Increase/(Decrease) in
Accounts payable	(1,650)	(3,529)
Accrued liabilities	1,377	5,814
Unearned revenue, current and long term	1,671	431
Other liabilities, current and long-term	2,696	2,215
Net Cash provided by Operating Activities	147,177	129,035

Cash Flows from Investing Activities
Vessels additions, vessel acquisitions and vessels under construction	(18,745)	(375,378)
Net proceeds from sale of vessels and deposits received in advance from vessels sale	34,148	5,635
Net Cash provided by/(used in) Investing Activities	15,403	(369,743)

Cash Flows from Financing Activities
Proceeds from long-term debt	—	266,920
Payments of long-term debt	(81,084)	(38,751)
Payments of vendor financing	(39,454)	(3,619)
Deferred finance costs	(100)	(100)
Increase of restricted cash	(17,076)	2,471
Net Cash (used in)/provided by Financing Activities	(137,714)	226,921

Net Increase/(Decrease) in Cash and Cash Equivalents	24,866	(13,787)
Cash and Cash Equivalents at beginning of period	55,628	51,362
Cash and Cash Equivalents at end of period	$80,494	$37,575

Supplementary Cash Flow information
Final installments for delivered vessels financed under Vendor Financing arrangement	$—	$124,855

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1                                        Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 12, Stockholders’ Equity.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, the Company’s consolidated financial position as of September 30, 2013, the consolidated results of operations for the three and nine months ended September 30, 2013 and 2012 and the consolidated cash flows for the nine months ended September 30, 2013 and 2012. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2012. The results of operations for the three and nine months ended September 30, 2013, are not necessarily indicative of the results to be expected for the full year.

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The Company also consolidates entities that are determined to be variable interest entities as defined in the authoritative guidance under U.S. GAAP. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

The consolidated companies are referred to as “Danaos,” or “the Company.”

As of September 30, 2013, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Seacaravel Shipping Ltd.	June 11, 1996	Hope(1)	1989	3,908
Appleton Navigation S.A.	May 12, 1998	Komodo	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	Kalamata(1)	1991	2,917
Victory Shipholding Inc.	October 9, 2002	Lotus(1)	1988	3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	1992	4,651
Commodore Marine Inc.	April 14, 2003	Commodore	1992	4,651
Containers Services Inc.	May 30, 2002	Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Oceanew Shipping Ltd.	January 14, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468
Federal Marine Inc.	February 14, 2006	Hyundai Federal	1994	4,651
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Boxcarrier (No. 6) Corp.	June 27, 2006	Marathonas	1991	4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Messologi	1991	4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Mytilini	1991	4,814
Auckland Marine Inc.	January 27, 2005	SNL Colombo	2004	4,300
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Vilos Navigation Company Ltd.	May 30, 2013	Niledutch Zebra	2001	2,602
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	OOCL Istanbul	2008	4,253
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(2)	2009	6,500
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(2)	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(2)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais(2)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine(2)	2010	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
CellContainer (No. 1) Corp.	March 23, 2007	Hanjin Buenos Aires	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hanjin Santos	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hanjin Versailles	2010	3,400
CellContainer (No. 4) Corp.	March 23, 2007	Hanjin Algeciras	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hanjin Constantza	2011	3,400
CellContainer (No. 6) Corp.	October 31, 2007	Hanjin Germany	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Hanjin Italy	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Hanjin Greece	2011	10,100
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Together	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Tenacity	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100

(1)         The Company has sold and delivered the respective vessels to their buyers within October 2013.

(2)         Vessel subject to charterer’s option to purchase vessel after first eight years of time charter term for $78.0 million.

2                 Significant Accounting Policies

All accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 1, 2013.

Recent Accounting Pronouncements

Comprehensive Income

In February 2013, the FASB issued new guidance for reporting of amounts reclassified out of accumulated other comprehensive income. The amendment requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. Public companies are required to comply with these amendments for all reporting periods presented, including interim periods. The amended guidance was effective for the Company for reporting periods beginning after December 15, 2012. The adoption of the new guidance did not have an effect on the Company’s condensed consolidated financial statements.

3                 Restricted Cash

Restricted cash is comprised of the following (in thousands):

	As of September 30, 2013	As of December 31, 2012
Retention account	$28	$2,821
Restricted deposits	20,299	430
Total	$20,327	$3,251

The Company was required to maintain cash of less than $0.1 million as of September 30, 2013 and $2.8 million as of December 31, 2012, respectively, in a retention bank account as collateral for the upcoming scheduled debt payments of its KEXIM and KEXIM-ABN Amro credit facilities, which were recorded under current assets in the Company’s Balance Sheets.

On March 27, 2013, the Company has entered into an agreement with the lenders under the HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank credit facility. The agreement provides the Company the option to sell, for cash, up to 9 mortgaged vessels (the Henry, the Pride, the Independence, the Honour, the Elbe, the Hope, the Lotus, the Kalamata and the Komodo) with the sale proceeds less sale commissions from such vessels’ sales to be deposited in a restricted cash account and used to finance the acquisition of new containership vessels no later than December 31, 2013. Any funds remaining in this restricted cash account after that date will be applied towards prepayment of the respective credit facility. As of September 30, 2013, the Company had concluded the sales of the Henry, the Pride, the Independence, the Honour, the Elbe and has entered into an agreement to sell the Hope and the Kalamata. The Company has acquired a 2,452 TEU containership, the Amalia C, built in 1998 for a contract price of $6.6 million and a 2,602 TEU containership, the Niledutch Zebra, built in 2001 for a contract price of $10.1 million. As of September 30, 2013, an amount of $19.9 million was recorded as non-current restricted cash with respect to this agreement.

Furthermore, the Company recorded non-current restricted cash of $0.4 million as cash collateral for one of its outstanding swaps as of September 30, 2013 and December 31, 2012.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4                                         Fixed assets, net

Fixed assets consist of vessels. Vessels’ cost, accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2012	$3,703,781	$(461,830)	$3,241,951
Additions	1,022,560	(143,938)	878,622
Disposal	(20,606)	15,801	(4,805)
Impairment loss	(129,630)	—	(129,630)
As of December 31, 2012	$4,576,105	$(589,967)	$3,986,138
Additions	18,745	(102,799)	(84,054)
Disposal	(92,123)	62,806	(29,317)
Transfer to Vessel held for sale	(31,412)	23,708	(7,704)
As of September 30, 2013	$4,471,315	$(606,252)	$3,865,063

i.                                          On February 13, 2013, the Company sold and delivered the Independence. The gross sale consideration was $7.0 million. The Independence was 26 years old.

ii.                                       On February 28, 2013, the Company sold and delivered the Henry. The gross sale consideration was $6.1 million. The Henry was 27 years old.

iii.                                    On March 25, 2013, the Company sold and delivered the Pride. The gross sale consideration was $6.5 million. The Pride was 25 years old.

iv.                                   On May 14, 2013, the Company sold and delivered the Honour. The gross sale consideration was $9.1 million. The Honour was 24 years old.

iv.                                   On May 14, 2013, the Company acquired a 2,452 TEU containership, the Amalia C, built in 1998 for a contract price of $6.6 million.

v.                                      On June 13, 2013, the Company sold and delivered the Elbe. The gross sale consideration was $5.6 million. The Elbe was 22 years old.

vi.                                   On June 25, 2013, the Company acquired a 2,602 TEU containership, the Niledutch Zebra, built in 2001 for a contract price of $10.1 million.

vii.                               On September 11, 2013, the Company entered into an agreement to sell the Hope. The gross sale consideration was $8.0 million. The Hope was 24 years old. As of September 30, 2013, the Company classified an amount of $7.7 million as Held for Sale in its condensed consolidated balance sheet, in accordance with the accounting guidance of Long-lived Assets Classified as Held for Sale (refer to Note 15, Subsequent Events).

viii.                            On September 25, 2013, the Company entered into an agreement to sell the Kalamata. The gross sale consideration was $5.6 million. The Kalamata was 22 years old. As of September 30, 2013, the vessel was under time charter until October 2013 and was classified under Fixed Assets since the vessel did not meet the held for sale criteria (refer to Note 15, Subsequent Events).

As of December 31, 2012, the Company recorded an impairment loss of $129.6 million in relation to thirteen of its older vessels (including vessels sold in 2013), which were laid up or on short-term charters in the spot market. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers. There was no impairment loss recognized for the three or nine months ended September 30, 2013.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $415.1 million as of September 30, 2013 and $431.9 million as of December 31, 2012. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5                 Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and other Costs	Total Deferred Charges
As of January 1, 2012	$6,431	$93,280	$99,711
Additions	9,308	186	9,494
Amortization	(6,070)	(14,314)	(20,384)
As of December 31, 2012	$9,669	$79,152	$88,821
Additions	269	165	434
Written off amounts	(402)	—	(402)
Reclassified to vessel held for sale	(27)	—	(27)
Amortization	(4,506)	(11,618)	(16,124)
As of September 30, 2013	$5,003	$67,699	$72,702

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years.  If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

6                 Other Non-current Assets

Other non-current assets consisted of the following (in thousands):

	As of September 30, 2013	As of December 31, 2012
Fair value of swaps	$2,647	$2,908
Receivable from ZIM	41,978	33,899
Other non-current assets	958	1,176
Total	$45,583	$37,983

On October 30, 2009, the Company agreed with one of its charterers, Zim Integrated Shipping Services Ltd. (“ZIM”), revisions to charterparties for six of its vessels in operation, which kept the original charter terms in place, reducing the cash settlement of each charter hire by 17.5%, for a period ending on December 31, 2012, which would become a subsequent payment. Each subsequent payment, which accumulates in any financial quarter, is satisfied by callable exchange notes (the “CENs”). CENs were issued by ZIM once per financial quarter at a face value equal to the aggregate amount of such subsequent payments from that financial quarter plus a premium amount (being an amount calculated as if each such subsequent payment had accrued interest at the rate of 6% p.a. from the date when it would have been due under the original charter party until the relevant issue date for the CENs). Unless previously converted at the holder’s option into ZIM’s common stock (only upon ZIM becoming a publicly listed company) or redeemed partially prior to or in full in cash, on July 1, 2016, ZIM is obliged to redeem the CENs at their remaining nominal amount together with the 6% interest accrued up to that date in cash only. In this respect, the Company recorded notes receivable from ZIM in “Other non-current assets” of $35.3 million and $33.9 million as of September 30, 2013 and December 31, 2012, respectively. Furthermore, following ZIM’s request the Company has agreed to extend the 17.5% charter hire payment deferral until December 31, 2013, which will be due for payment on July 1, 2015 together with accrued interest of 6% per annum. As of September 30, 2013, the amount outstanding related to the new charter hire deferral was $6.7 million. As part of the announced reorganization of its parent company Israel Corporation, Zim is expected to restructure certain of its obligations.  We do not know whether this restructuring will affect ZIM’s time charters, expiring in 2020 and 2021, for six of our vessels, or the $42.0 million aggregate outstanding non-current receivable as of September 30, 2013.  We will continue to monitor the situation on an ongoing basis and the impact, if any, this would have on the Company’s financial statements.

In respect of the fair value of swaps, refer to Note 10a, Financial Instruments — Cash Flow Interest Rate Swap Hedges and Note 10b, Financial Instruments — Fair Value Interest Rate Swap Hedges.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7                                         Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of September 30, 2013	As of December 31, 2012
Accrued payroll	$1,118	$969
Accrued interest	13,259	12,473
Accrued expenses	19,894	19,452
Total	$34,271	$32,894

Accrued expenses mainly consisted of accrued realized losses on cash flow interest rate swaps of $15.3 million and $15.2 million as of September 30, 2013 and December 31, 2012, respectively, as well as other accruals related to the operation of the Company’s fleet of $4.6 million and $4.3 million as of September 30, 2013 and December 31, 2012, respectively.

8                 Other Current and Long-term Liabilities

Other current liabilities consisted of the following (in thousands):

	As of September 30, 2013	As of December 31, 2012
Fair value of swaps	$115,396	$130,100
Deposits received in advance from vessels’ sales	4,273	—
Other current liabilities	365	365
Total	$120,034	$130,465

Other long-term liabilities consisted of the following (in thousands):

	As of September 30, 2013	As of December 31, 2012
Fair value of swaps	$86,471	$176,948
Other long-term liabilities	13,076	10,315
Total	$99,547	$187,263

Other long-term liabilities mainly consist of $4.9 million and $4.8 million as of September 30, 2013 and December 31, 2012, respectively, in relation to a deferred fee accrued pursuant to the Bank Agreement (refer to Note 9, Long-Term Debt), which will be cash settled on December 31, 2014 and is recorded at amortized cost.

In respect of the fair value of swaps, refer to Note 10a, Financial Instruments — Cash Flow Interest Rate Swap Hedges.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                                         Long-Term Debt

Long-term debt consisted of the following (in thousands):

Lender	As of September 30, 2013	Current portion	Long-term portion	As of December 31, 2012	Current portion	Long-term portion
The Royal Bank of Scotland	$685,035	$5,638	$679,397	$686,800	$3,771	$683,029
HSH Nordbank	33,017	3,442	29,575	35,000	6,123	28,877
The Export-Import Bank of Korea (“KEXIM”)	31,534	10,369	21,165	39,311	10,369	28,942
The Export-Import Bank of Korea & ABN Amro	68,109	11,250	56,859	79,359	11,250	68,109
Deutsche Bank	178,081	2,201	175,880	180,000	2,406	177,594
Credit Agricole	152,868	7,413	145,455	156,800	6,279	150,521
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	658,160	10,128	648,032	658,160	—	658,160
Credit Suisse	217,520	7,994	209,526	221,100	6,076	215,024
ABN Amro-Lloyds TSB-National Bank of Greece	248,946	7,522	241,424	253,200	6,966	246,234
Commerzbank-Credit Suisse- Credit Agricole	291,946	14,204	277,742	298,500	11,401	287,099
The Royal Bank of Scotland (New Credit Facility)	96,397	8,735	87,662	100,000	6,069	93,931
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank (New Credit Facility)	114,043	21,519	92,524	123,750	17,727	106,023
ABN Amro-Lloyds TSB-National Bank of Greece (New Credit Facility)	34,588	5,287	29,301	37,100	5,438	31,662
Sinosure CEXIM-Citi-ABN Amro Credit Facility	169,500	20,340	149,160	183,060	20,340	162,720
Club Facility (New Credit Facility)	78,001	12,336	65,665	83,900	6,180	77,720
Citi—Eurobank Credit Facility	77,211	4,863	72,348	80,000	4,681	75,319
Comprehensive Financing Plan exit fee accrued	7,177	—	7,177	4,354	—	4,354
Fair value hedged debt	1,725	—	1,725	2,154	—	2,154
Total long-term debt	$3,143,858	$153,241	$2,990,617	$3,222,548	$125,076	$3,097,472
Hyundai Samho Vendor Financing	$139,688	$57,388	$82,300	$179,142	$57,388	$121,754

All floating rate loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                                         Long-Term Debt (continued)

Maturities of long-term debt for the next five years and thereafter subsequent to September 30, 2013, are as follows (in thousands):

Payment due by period ended	Fixed principal repayments	Variable principal payments	Final Payment due on December 31, 2018*	Total principal payments
September 30, 2014	$130,597	$22,644	$—	$153,241
September 30, 2015	145,913	26,535	—	172,448
September 30, 2016	175,283	157,761	—	333,044
September 30, 2017	191,834	140,025	—	331,859
September 30, 2018	184,813	155,892	—	340,705
September 30, 2019 and thereafter	185,747	470	1,617,442	1,803,659
Total long-term debt	$1,014,187	$503,327	$1,617,442	$3,134,956

* The last payment due on December 31, 2018, includes the unamortized remaining principal debt balances under the restructuring agreement, as such amount will be determinable following the fixed and variable amortization.

The maturities of long-term debt for the twelve month periods subsequent to September 30, 2013 are based on the terms of the Bank Agreement, under which the Company was not required to repay any outstanding principal amounts under its existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, until May 15, 2013; thereafter until December 31, 2018 it is required to make quarterly principal payments in fixed amounts. In addition, the Company is required to make an additional payment in such amount that, together with the fixed principal payment, equals a certain percentage of its Actual Free Cash Flow of the preceding financial quarter. The table above includes both the fixed payments for which the Company has a contractual obligation, as well as the Company’s estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

Maturities of Hyundai Samho vendor financing for the next periods subsequent to September 30, 2013, are as follows (in thousands):

Payment due by period ended
September 30, 2014	$57,388
September 30, 2015	53,769
September 30, 2016	28,531
Total vendor financing	$139,688

As of September 12, 2013, the Company signed a supplemental letter extending the terms of the February 9, 2012 supplemental letter through November 20, 2018 (the maturity of the respective credit facility), which amended the interest rate margin and the financial covenants of its KEXIM-ABN Amro credit facility. More specifically, the financial covenants were aligned with those set forth in the Bank Agreement (see below), and the interest rate margin was increased by 0.5 percentage points.

Bank Agreement

On January 24, 2011, the Company entered into a definitive agreement, which became effective on March 4, 2011, referred to as the Bank Agreement, that superseded, amended and supplemented the terms of each of the Company’s then-existing credit facilities (other than its credit facilities with KEXIM and KEXIM-ABN Amro which are not covered thereby), and provided for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages and approximately $425 million of new debt financing. Subject to the terms of the Bank Agreement and the intercreditor agreement (the “Intercreditor Agreement”), which the Company entered into with each of the lenders participating under the Bank Agreement to govern the relationships between the lenders thereunder, under the New Credit Facilities (as described and defined below) and under the Hyundai Samho Vendor Financing described below, the lenders participating thereunder continue to provide the Company’s then-existing credit facilities and amended the covenants under the existing credit facilities in accordance with the terms of the Bank Agreement.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                           Long-Term Debt (continued)

Under the terms of the Bank Agreement, borrowings under each of the Company’s existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, bear interest at an annual interest rate of LIBOR plus a margin of 1.85%.

The Company is required to pay an amendment fee of $5.0 million on December 31, 2014. This amendment fee was accrued under the “Other long-term liabilities” in the consolidated balance sheet and is deferred and amortized over the life of the respective credit facilities with the effective interest method. In addition, the Company is required to pay exit fees, which are discussed in detail below.

Principal Payments

Under the terms of the Bank Agreement, the Company is required to make quarterly principal payments in fixed amounts, in relation to the Company’s total debt commitments from the Company’s lenders under the Bank Agreement and New Credit Facilities, as specified in the table below:

	February 15,	May 15,	August 15,	November 15,	December 31,	Total
2013	—	19,481,395	21,167,103	21,482,169	—	62,130,667
2014	22,722,970	21,942,530	22,490,232	24,654,040	—	91,809,772
2015	26,736,647	27,021,750	25,541,180	34,059,102	—	113,358,679
2016	30,972,971	36,278,082	32,275,598	43,852,513	—	143,379,164
2017	44,938,592	36,690,791	35,338,304	31,872,109	—	148,839,796
2018	34,152,011	37,585,306	44,398,658	45,333,618	65,969,274	227,438,867
Total						786,956,945

*                      The Company may elect to make the scheduled payments shown in the above table three months earlier.

Furthermore, an additional variable payment in such amount that, together with the fixed principal payment (as disclosed above), equals 92.5% of Actual Free Cash Flow of the preceding financial quarter until the earlier of (x) the date on which the Company’s consolidated net leverage is below 6:1 and (y) May 15, 2015; and thereafter through maturity, which will be December 31, 2018 for each covered credit facility, it will be required to make fixed quarterly principal payments in fixed amounts as specified in the Bank Agreement and described above plus an additional payment in such amount that, together with the fixed principal payment, equals 89.5% of Actual Free Cash Flow of the preceding financial quarter. In addition, any additional amounts of cash and cash equivalents, but during the final principal payment period described above only such additional amounts in excess of the greater of (1) $50 million of accumulated unrestricted cash and cash equivalents and (2) 2% of the Company’s consolidated debt, would be applied first to the prepayment of the New Credit Facilities and after the New Credit Facilities are repaid, to the existing credit facilities. The last payment due on December 31, 2018 will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

Under the Bank Agreement, “Actual Free Cash Flow” with respect to each credit facility covered thereby is equal to revenue from the vessels collateralizing such facility, less the sum of (a) interest expense under such credit facility, (b) pro-rata portion of payments under its interest rate swap arrangements, (c) interest expense and scheduled amortization under the Hyundai Samho Vendor Financing and (d) per vessel operating expenses and pro rata per vessel allocation of general and administrative expenses (which are not permitted to exceed the relevant budget by more than 20%), plus (e) the pro-rata share of operating cash flow of any Applicable Second Lien Vessel (which means, with respect to an existing facility, a vessel with respect to which the participating lenders under such facility have a second lien security interest and the first lien credit facility has been repaid in full).

Under the terms of the Bank Agreement, the Company continues to be required to make any mandatory prepayments provided for under the terms of its existing credit facilities and is required to make additional prepayments as follows

•                                         50% of the first $300 million of net equity proceeds (including convertible debt and hybrid instruments), excluding the $200 million of net equity proceeds which was a condition to the Bank Agreement and were received in August 2010 for which there are no specified required uses, after entering into the Bank Agreement and 25% of any additional net equity proceeds thereafter until December 31, 2018; and

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                           Long-Term Debt (continued)

•                                         any debt proceeds (after repayment of any underlying secured debt covered by vessels collateralizing the new borrowings) (excluding the New Credit Facilities, the Sinosure-CEXIM Credit Facility and the Hyundai Samho Vendor Financing),

which amounts would first be applied to repayment of amounts outstanding under the New Credit Facilities and then to the existing credit facilities. Any equity proceeds retained by the Company and not used within 12 months for certain specified purposes would be applied for prepayment of the New Credit Facilities and then to the existing credit facilities. The Company would also be required to prepay the portion of a credit facility attributable to a particular vessel upon the sale or total loss of such vessel (other than the vessels under the agreement entered into on March 27, 2013, with respect to our HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank credit facility, as described in Note 3, Restricted Cash); the termination or loss of an existing charter for a vessel, unless replaced within a specified period by a similar charter acceptable to the lenders; or the termination of a newbuilding contract. The Company’s respective lenders under its existing credit facilities covered by the Bank Agreement and the New Credit Facilities may, at their option, require the Company to repay in full amounts outstanding under such respective credit facilities, upon a “Change of Control” of the Company, which for these purposes is defined as (i) Dr. Coustas ceasing to be its Chief Executive Officer, (ii) its common stock ceasing to be listed on the NYSE (or Nasdaq or other recognized stock exchange), (iii) a change in the ultimate beneficial ownership of the capital stock of any of its subsidiaries or ultimate control of the voting rights of those shares, (iv) Dr. Coustas and members of his family ceasing to collectively own over one-third of the voting interest in its outstanding capital stock or (v) any other person or group controlling more than 20% of the voting power of its outstanding capital stock.

Covenants and Events of Default

Under the Bank Agreement and the KEXIM-ABN Amro credit facility (which has been aligned with those covenants below until the maturity of the respective facility under the supplemental letter dated September 12, 2013), the financial covenants under each of the Company’s existing credit facilities (other than under the KEXIM credit facility, which contains only a collateral coverage covenant of 130%), have been reset to require the Company to:

•                                         maintain a ratio of (i) the market value of all of the vessels in the Company’s fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral, to (ii) the Company’s consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018;

•                                         maintain a minimum ratio of (i) the market value of the nine vessels (Hyundai Smart, Hyundai Speed, Hyundai Ambition, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy, Hanjin Germany and CMA CGM Rabelais) collateralizing the New Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) the Company’s aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

•                                         maintain minimum free consolidated unrestricted cash and cash equivalents, less the amount of the aggregate variable principal amortization amounts, described above, of $30.0 million at the end of each calendar quarter;

•                                         ensure that the Company’s (i) consolidated total debt less unrestricted cash and cash equivalents to (ii) consolidated EBITDA (defined as net income before interest, gains or losses under any hedging arrangements, tax, depreciation, amortization and any other non-cash item, capital gains or losses realized from the sale of any vessel, finance charges and capital losses on vessel cancellations and before any non-recurring items and excluding any accrued interest due to us but not received on or before the end of the relevant period; provided that non-recurring items excluded from this calculation shall not exceed 5% of EBITDA calculated in this manner) for the last twelve months does not exceed a maximum ratio gradually decreasing from 12:1 on December 31, 2010 to 4.75:1 on September 30, 2018;

•                                         ensure that the ratio of the Company’s (i) consolidated EBITDA for the last twelve months to (ii) net interest expense (defined as interest expense (excluding capitalized interest), less interest income, less realized gains on interest rate swaps (excluding capitalized gains) and plus realized losses on interest rate swaps (excluding capitalized losses)) exceeds a minimum level of 1.50:1 through September 30, 2013 and thereafter gradually increasing to 2.80:1 by September 30, 2018; and

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                                         Long-Term Debt (continued)

•                                         maintain a consolidated market value adjusted net worth (defined as the amount by which the Company’s total consolidated assets adjusted for the market value of the Company’s vessels in the water less cash and cash equivalents in excess of the Company’s debt service requirements exceeds the Company’s total consolidated liabilities after excluding the net asset or liability relating to the fair value of derivatives as reflected in the Company’s financial statements for the relevant period) of at least $400 million.

For the purpose of these covenants, the market value of the Company’s vessels will be calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the “bareboat-equivalent” time charter income from such charter) so long as a vessel’s charter has a remaining duration at the time of valuation of more than 12 months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of such a vessel at the age such vessel would be at the expiration of the existing time charter). The market value for newbuilding vessels, all of which currently have multi-year charters, would equal the lesser of such amount and the newbuilding vessel’s book value.

Under the terms of the Bank Agreement, the existing credit facilities also contain customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a change in, or breach of the management agreement by the manager for the vessels securing the respective credit facilities and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the vessels securing the respective credit facilities.

Under the terms of the Bank Agreement, the Company generally will not be permitted to incur any further financial indebtedness or provide any new liens or security interests, unless such security is provided for the equal and ratable benefit of each of the lenders party to the Intercreditor Agreement, other than security arising by operation of law or in connection with the refinancing of outstanding indebtedness, with the consent, not to be unreasonably withheld, of all lenders with a lien on the security pledged against such outstanding indebtedness. In addition, the Company would not be permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant.

Collateral and Guarantees

Each of the Company’s existing credit facilities and swap arrangements, to the extent applicable, continue to be secured by their previous collateral on the same basis, and received, to the extent not previously provided, pledges of the shares of the Company’s subsidiaries owning the vessels collateralizing the applicable facilities, cross-guarantees from each subsidiary owning the vessels collateralizing such facilities, assignment of the refund guarantees in relation to any newbuildings funded by such facilities and other customary shipping industry collateral.

New Credit Facilities (Aegean Baltic Bank—HSH Nordbank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citi-Eurobank)

On January 24, 2011, the Company entered into agreements for the following new term loan credit facilities (“New Credit Facilities”):

(i)                                    a $123.8 million credit facility provided by HSH, which is secured by Hyundai Speed, Hanjin Italy and CMA CGM Rabelais and customary shipping industry collateral related thereto;

(ii)                                 a $100.0 million credit facility provided by RBS, which is secured by Hyundai Smart and Hanjin Greece and customary shipping industry collateral related thereto;

(iii)                              a $37.1 million credit facility with ABN Amro and lenders participating under the Bank Agreement which is secured by Hanjin Germany and customary shipping industry collateral related thereto;

(iv)                             a $83.9 million new club credit facility to be provided, on a pro rata basis, by the other existing lenders participating under the Bank Agreement, which is secured by Hyundai Together and Hyundai Tenacity and customary shipping industry collateral related thereto; and

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                                         Long-Term Debt (continued)

(v)                                a $80 million credit facility with Citibank and Eurobank, which is secured by Hyundai Ambition and customary shipping industry collateral related thereto ((i)-(v), collectively, the “New Credit Facilities”).

As of September 30, 2013, $400.2 million was outstanding under the above New Credit Facilities and there were nil undrawn funds available.

Borrowings under each of the New Credit Facilities above bear interest at an annual interest rate of LIBOR plus a margin of 1.85%, subject, on and after January 1, 2013, to increases in the applicable margin to: (i) 2.50% if the aggregate outstanding indebtedness thereunder exceeds $276 million, (ii) 3.00% if the aggregate outstanding indebtedness thereunder exceeds $326 million and (iii) 3.50% if the aggregate outstanding indebtedness thereunder exceeds $376 million.

Principal Payments

Under the Bank Agreement, the Company was not required to repay any outstanding principal amounts under its New Credit Facilities until May 15, 2013 and thereafter it is required to make quarterly principal payments in fixed amounts as specified in the Bank Agreement plus an additional quarterly variable amortization payment, all as described above under “—Bank Agreement—Principal Payments.”

Covenants, Events of Default and Other Terms

The New Credit Facilities contain substantially the same financial and operating covenants, events of default, dividend restrictions and other terms and conditions as applicable to the Company’s existing credit facilities as revised under the Bank Agreement described above.

Collateral and Guarantees

The collateral described above relating to the newbuildings financed by the respective credit facilities, will be (other than in respect of the CMA CGM Rabelais) subject to a limited participation by Hyundai Samho in any enforcement thereof until repayment of the related Hyundai Samho Vendor financing (described below) for such vessels. In addition lenders who participate in the new $83.9 million club credit facility described above received a lien on Hyundai Together and Hyundai Tenacity as additional security in respect of the existing credit facilities the Company has with such lenders. The lenders under the other New Credit Facilities also received a lien on the respective vessels securing such New Credit Facilities as additional collateral in respect of its existing credit facilities and interest rate swap arrangements with such lenders and Citibank and Eurobank also received a second lien on Hyundai Ambition as collateral in respect of its previously unsecured interest rate arrangements with them.

In addition, Aegean Baltic—HSH Nordbank—Piraeus Bank also received a second lien on the Deva, the CSCL Europe and the CSCL Pusan as collateral in respect of all borrowings from Aegean Baltic—HSH Nordbank—Piraeus Bank and RBS also received a second lien on the Derby D, CSCL America and the CSCL Le Havre as collateral in respect of all borrrowings from RBS.

The Company’s obligations under the New Credit Facilities are guaranteed by its subsidiaries owning the vessels collateralizing the respective credit facilities. The Company’s Manager has also provided an undertaking to continue to provide the Company with management services and to subordinate its rights to the rights of its lenders, the security trustee and applicable hedge counterparties.

Sinosure-CEXIM-Citi-ABN Amro Credit Facility

On February 21, 2011, the Company entered into a bank agreement with Citibank, acting as agent, ABN Amro and the Export-Import Bank of China (“CEXIM”) for a senior secured credit facility (as amended and restated, as described below, the “Sinosure-CEXIM Credit Facility”) of up to $203.4 million, in three tranches each in an amount equal to the lesser of $67.8 million and 60.0% of the contract price for the newbuilding vessels, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson, securing such tranche for post-delivery financing of these vessels. The Company took delivery of the respective vessels in 2011. The China Export & Credit Insurance Corporation, or Sinosure, covers a number of political and commercial risks associated with each tranche of the credit facility.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                           Long-Term Debt (continued)

Borrowings under the Sinosure-CEXIM Credit Facility bear interest at an annual interest rate of LIBOR plus a margin of 2.85% payable semi-annually in arrears. The Company is required to repay principal amounts drawn under each tranche of the Sinosure-CEXIM Credit Facility in consecutive semi-annual installments over a ten-year period commencing after the delivery of the respective newbuilding being financed by such amount through the final maturity date of the respective tranches and repay the respective tranche in full upon the loss of the respective newbuilding.

As of September 30, 2013, $169.5 million was outstanding under the credit facility and there were no undrawn funds available.

Covenants, Events of Default and Other Terms

The Sinosure-CEXIM credit facility was amended and restated, effective on June 30, 2013, to align its financial covenants with the Company’s Bank Agreement (except for the minimum ratio of the charter free market value of certain vessels, as described in the Bank Agreement, which is not applicable) described above and continues to require the Company to maintain a minimum ratio of the market value of the vessel collateralizing a tranche of the facility to debt outstanding under such tranche of 125%.

The Sinosure-CEXIM credit facility also contains customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a change in, or breach of the management agreement by, the manager for the mortgaged vessels and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the mortgaged vessels.

The Company will not be permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend is not, in breach of any covenant.

Collateral

The Sinosure-CEXIM Credit Facility is secured by customary post-delivery shipping industry collateral with respect to the vessels, the CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson, securing the respective tranche.

Hyundai Samho Vendor Financing

The Company entered into an agreement with Hyundai Samho Heavy Industries (“Hyundai Samho”) for a financing facility of $190.0 million in respect of eight of its newbuilding containerships being built by Hyundai Samho, Hyundai Smart, Hyundai Speed, Hyundai Ambition, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy and Hanjin Germany, in the form of delayed payment of a portion of the final installment for each such newbuilding. As of September 30, 2013, outstanding balance of the respective credit facility was $139.7 million.

Borrowings under this facility bear interest at a fixed interest rate of 8%. The Company will be required to repay principal amounts under this financing facility in six consecutive semi-annual installments commencing one and a half years, in the case of three of the newbuilding vessels being financed, and in seven consecutive semi-annual installments commencing one year, in the case of the other five newbuilding vessels, after the delivery of the respective newbuilding being financed. This financing facility does not require the Company to comply with financial covenants, but contains customary events of default, including those relating to cross-defaults. This financing facility is secured by second priority collateral related to the newbuilding vessels being financed.

Exit Fees

The Company will be required to pay an Initial Exit Fee of $15.0 million. Furthermore, the Company will be required to pay an Additional Exit Fee of $10.0 million, if it does not repay at least $150.0 million in the aggregate with equity proceeds by December 31, 2013. Both Exit Fees, in the respective proportion to Existing Facilities and New Money Facilities, are payable the earlier of (a) December 31, 2018 and (b) the date on which the respective facilities are repaid in full. The Exit Fees will accrete in the condensed consolidated Statement of Income over the life of the respective facilities (with the effective interest method) and are reported under “Long-term debt, net of current portion” in the condensed consolidated Balance Sheet. The Company has recognized an amount of $7.2 million and $4.4 million as of September 30, 2013 and December 31, 2012, respectively.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                           Long-Term Debt (continued)

Credit Facilities Summary Table

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$685.0

The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Hyundai Federal (ex APL Federal), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande

Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$658.2

The Kalamata, the Komodo, the Commodore (ex Hyundai Commodore), the Hyundai Duke (ex APL Duke), the Marathonas, the Messologi, the Mytilini, the Hope, the Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C and the Niledutch Zebra

Credit Agricole	$152.9	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$178.1	The Zim Rio Grande, the Zim Sao Paolo and the OOCL Istanbul
Credit Suisse	$217.5	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Lloyds TSB—National Bank of Greece	$248.9	The YM Colombo (ex SNL Colombo), the YM Seattle, the YM Vancouver and the YM Singapore
Commerzbank—Credit Suisse—Credit Agricole	$291.9	The ZIM Dalian, the Hanjin Santos, the YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$33.0	The Deva and the Derby D
KEXIM	$31.5	The CSCL Europe and the CSCL America
KEXIM-ABN Amro	$68.1	The CSCL Pusan and the CSCL Le Havre
Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$114.0	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS(2)	$96.4	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$34.6	The Hanjin Greece
Club Facility	$78.0	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$77.2	The Hyundai Ambition
Sinosure-CEXIM	$169.5	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson
Vendor Financing
Hyundai Samho	$139.7	Second priority liens on the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany

(1)                                          As of September 30, 2013.

(2)                                          Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre.

(3)                                          Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan.

As of September 30, 2013, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with the covenants under its Bank Agreement and its other credit facilities as of September 30, 2013.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                    Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable and derivatives.

Derivative Financial Instruments:  The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk:  Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas. The Company’s maximum exposure to credit risk is mainly limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

Fair Value:  The carrying amounts reflected in the accompanying condensed consolidated balance sheets of financial assets and liabilities excluding long-term bank loans approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements equals the amount that would be paid by the Company to cancel the swaps.

Interest Rate Swaps:  The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter-parties, the Company does not believe it is necessary to obtain collateral arrangements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                                  Financial Instruments (continued)

a.  Cash Flow Interest Rate Swap Hedges

The Company, according to its long-term strategic plan to maintain relative stability in its interest rate exposure, has decided to swap part of its interest expense from floating to fixed. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders’ equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss.

On July 1, 2012, the Company elected to prospectively de-designate cash flow interest rate swaps for which it was obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of the Company’s cash flow interest rate swap agreements are recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de-designation date forward. The Company evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately.

The interest rate swap agreements converting floating interest rate exposure into fixed were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)		Floating Rate (Danaos receives)	Fair Value September 30, 2013	Fair Value December 31, 2012
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07	% p.a.	USD LIBOR 3M BBA	$(13,903)	$(20,759)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922	% p.a.	USD LIBOR 3M BBA	(4,418)	(11,253)
RBS	11/28/2006	11/28/2008	11/29/2013	$100,000	4.855	% p.a.	USD LIBOR 3M BBA	(765)	(4,172)
RBS	11/28/2006	11/28/2008	11/29/2013	$100,000	4.875	% p.a.	USD LIBOR 3M BBA	(769)	(4,190)
RBS	12/01/2006	11/28/2008	11/29/2013	$100,000	4.78	% p.a.	USD LIBOR 3M BBA	(753)	(4,103)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855	% p.a.	USD LIBOR 3M BBA	(21,723)	(34,952)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124	% p.a.	USD LIBOR 3M BBA	(14,843)	(21,792)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775	% p.a.	USD LIBOR 3M BBA	(15,086)	(22,116)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775	% p.a.	USD LIBOR 3M BBA	(9,073)	(15,882)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07	% p.a.	USD LIBOR 3M BBA	(9,963)	(13,424)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12	% p.a.	USD LIBOR 3M BBA	(10,027)	(13,523)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125	% p.a.	USD LIBOR 3M BBA	(19,052)	(25,725)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975	% p.a.	USD LIBOR 3M BBA	(12,715)	(21,241)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1	% p.a.	USD LIBOR 3M BBA	(24,530)	(33,273)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98	% p.a.	USD LIBOR 3M BBA	(9,820)	(13,243)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695	% p.a.	USD LIBOR 3M BBA	(19,826)	(26,357)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755	% p.a.	USD LIBOR 3M BBA	(14,601)	(21,043)
Fair value of swap liabilities								$(201,867)	$(307,048)

ABN Amro	06/6/2013	1/4/2016	12/31/2016	$325,000	1.4975	% p.a.	USD LIBOR 3M BBA	457	—
ABN Amro	06/4/2013	1/4/2016	12/31/2016	$250,000	1.4125	% p.a.	USD LIBOR 3M BBA	320	—
Fair value of swap assets								$777	$—

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                    Financial Instruments (continued)

The Company recorded in the condensed consolidated statements of income unrealized gains of $106.0 million and $25.1 million in relation to fair value changes of interest rate swaps for the nine months ended September 30, 2013 and 2012, respectively, and hedge ineffectiveness gains of $1.8 million for the nine months ended September 30, 2012. Furthermore, unrealized losses of $88.4 million and $35.7 million were reclassified from Accumulated Other Comprehensive Loss to earnings for the nine months ended September 30, 2013 and 2012, respectively, (following the hedge accounting discontinuance as of July 1, 2012). The total fair value change of the interest rate swaps for the nine months ended September 30, 2013 and 2012, amounted to $106.0 million and $65.6 million, respectively.

The variable-rate interest on specific borrowings was associated with vessels under construction and was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, were classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Deferred realized losses on cash flow hedges of nil and $7.0 million were recorded in other comprehensive loss for the nine months ended September 30, 2013 and 2012, respectively. In addition, an amount of $3.0 million and $2.5 million was reclassified into earnings for the nine months ended September 30, 2013 and 2012, respectively, representing its amortization over the depreciable life of the vessels. Following the delivery of all of our vessels under construction, deferral of realized losses on cash flow hedges was eliminated since June 30, 2012.

	Three months ended September 30, 2013	Three months ended September 30, 2012
	(in millions)
Total realized losses	$(37.1)	$(41.1)
Realized losses deferred in Other Comprehensive Loss	—	—
Realized losses expensed in condensed consolidated Statements of Income	(37.1)	(41.1)
Amortization of deferred realized losses	(1.0)	(1.0)
Unrealized gains	0.3	(12.8)
Unrealized and realized losses on cash flow interest rate swaps	$(37.8)	$(54.9)

	Nine months ended September 30, 2013	Nine months ended September 30, 2012
	(in millions)
Total realized losses	$(109.7)	$(121.6)
Realized losses deferred in Other Comprehensive Loss	—	7.0
Realized losses expensed in condensed consolidated Statements of Income	(109.7)	(114.6)
Amortization of deferred realized losses	(3.0)	(2.5)
Unrealized gain/(loss)	17.6	(8.8)
Unrealized and realized losses on cash flow interest rate swaps	$(95.1)	$(125.9)

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                                  Financial Instruments (continued)

b.  Fair Value Interest Rate Swap Hedges

These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting the Company’s fixed rate loan facilities to floating rate debt. Pursuant to the adoption of the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company’s earnings. The Company considered its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevented earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps was performed on a quarterly basis, on the financial statement and earnings reporting dates.

On July 1, 2012, the Company elected to prospectively de-designate fair value interest rate swaps for which it was applying hedge accounting treatment due to the compliance burden associated with this accounting policy. All changes in the fair value of the Company’s fair value interest rate swap agreements continue to be recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de-designation date forward.

The Company evaluated whether it is probable that the previously hedged forecasted interest payments will not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments continue to be probable of occurring. Therefore, the fair value of the hedged item associated with the previously designated fair value interest rate swaps will be frozen and recognized in earnings when the interest payments are recognized. If such interest payments were to be identified as being probable of not occurring, the fair value of hedged debt balance pertaining to these amounts would be reversed through earnings immediately.

The interest rate swap agreements converting fixed interest rate exposure into floating were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)		Floating Rate (Danaos pays)		Fair Value September 30, 2013	Fair Value December 31, 2012
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125	% p.a.	USD LIBOR 3M BBA + 0.835	% p.a.	$885	$1,390
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125	% p.a.	USD LIBOR 3M BBA + 0.855	% p.a.	985	1,518
Total fair value									$1,870	$2,908

The total fair value change of the interest rate swaps for the period from January 1, 2013 until September 30, 2013, amounted to $1.0 million loss, and is included in the condensed consolidated statement of income in “Unrealized and realized loss on derivatives”. The related asset of $1.9 million is shown under “Other non-current assets” in the condensed consolidated balance sheet. The Company reclassified from “Long-term debt, net of current portion”, where its fair value of hedged item was recorded, to its earnings unrealized gains of $0.4 million for the nine months ended September 30, 2013 and 2012, respectively (following the hedge accounting discontinuance as of July 1, 2012).

	Three months ended September 30, 2013	Three months ended September 30, 2012
	(in millions)
Unrealized losses on swap asset	$(0.2)	$(0.2)
Amortization of fair value of hedged debt	0.1	0.1
Realized gains	0.3	0.4
Unrealized and realized gains on fair value interest rate swaps	$0.2	$0.3

	Nine months ended September 30, 2013	Nine months ended September 30, 2012
	(in millions)
Unrealized losses on swap asset	$(1.0)	$(0.6)
Unrealized gains on fair value of hedged debt	—	0.6
Amortization of fair value of hedged debt	0.4	0.5
Realized gains	1.1	1.3
Unrealized and realized gains on fair value interest rate swaps	$0.5	$1.8

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                                  Financial Instruments (continued)

c.  Fair Value of Financial Instruments

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level I:  Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of September 30, 2013.

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value Measurements as of September 30, 2013
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Assets
Interest rate swap contracts	$2,647	$—	$2,647	$—
Liabilities
Interest rate swap contracts	$201,867	$—	$201,867	$—

	Fair Value Measurements as of December 31, 2012
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Assets
Interest rate swap contracts	$2,908	$—	$2,908	$—
Liabilities
Interest rate swap contracts	$307,048	$—	$307,048	$—

Interest rate swap contracts are measured at fair value on a recurring basis. Fair value is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Such instruments are typically classified within Level 2 of the fair value hierarchy. The fair values of the interest rate swap contracts have been calculated by discounting the projected future cash flows of both the fixed rate and variable rate interest payments. Projected interest payments are calculated using the appropriate prevailing market forward rates and are discounted using the zero-coupon curve derived from the swap yield curve. Refer to Note 10(a)-(b) above for further information on the Company’s interest rate swap contracts.

The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of September 30, 2013, these financial instruments are in the counterparties’ favor. The Company has considered its risk of non-performance and of its counterparties in accordance with the relevant guidance of fair value accounting. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

The estimated fair values of the Company’s financial instruments are as follows:

	As of September 30, 2013		As of December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$80,494	$80,494	$55,628	$55,628
Restricted cash	$20,327	$20,327	$3,251	$3,251
Accounts receivable, net	$4,437	$4,437	$3,741	$3,741
Due from related parties	$12,466	$12,466	$12,664	$12,664
Non-current receivable from ZIM	$41,978	$41,775	$33,899	$34,071
Accounts payable	$12,332	$12,332	$13,982	$13,982
Accrued liabilities	$34,271	$34,271	$32,894	$32,894
Long-term debt, including current portion	$3,143,858	$3,145,665	$3,222,548	$3,223,337
Vendor financing, including current portion	$139,688	$138,907	$179,142	$179,500

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                                  Financial Instruments (continued)

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows (in thousands):

	Fair Value Measurements as of September 30, 2013
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Non-current receivable from ZIM(1)	$41,775	$—	$41,775	$—
Long-term debt, including current portion(2)	$3,145,665	$—	$3,145,665	$—
Vendor financing, including current portion(3)	$138,907	$—	$138,907	$—
Accrued liabilities(4)	$34,271	$—	$34,271	$—

	Fair Value Measurements as of December 31, 2012
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Notes receivable from ZIM(1)	$34,071	$—	$34,071	$—
Long-term debt, including current portion(2)	$3,223,337	$—	$3,223,337	$—
Vendor financing, including current portion(3)	$179,500	$—	$179,500	$—
Accrued liabilities(4)	$32,894	$—	$32,894	$—

(1)              The fair value is estimated based on currently available information on the Company’s counterparty, other contracts with similar terms, remaining maturities and interest rates.

(2)              The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness.

(3)              The fair value of the Company’s Vendor financing is estimated based on currently available financing with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness.

(4)              The fair value of the Company’s accrued liabilities, which mainly consists of accrued interest on our credit facilities and accrued realized losses on our cash flow interest rate swaps, is estimated based on currently available debt and swap agreements with similar contract terms, interest rates and remaining maturities, as well as taking into account our creditworthiness.

11               Contingencies

Other than as described above, there are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12                                  Stockholders’ Equity

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. During the nine months ended September 30, 2013, the Company had not granted any shares under the plan and it issued 35,710 new shares of common stock, which were distributed to the employees of the Manager in full settlement of prior grants.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. During 2012, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation only for the first quarter of 2012. During the nine months ended September 30, 2013, none of the directors elected to receive their compensation in Company shares. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the nine months ended September 30, 2013 the Company issued 13,613 new shares of common stock, which were distributed to directors of the Company in full settlement of shares credited as of December 31, 2012.

13                    Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	September 30, 2013	September 30, 2012
	(in thousands)
Numerator:
Net income/(loss)	$8,788	$(7,034)

Denominator (number of shares):
Basic and diluted weighted average common shares outstanding	109,653	109,613

	Nine months ended
	September 30, 2013	September 30, 2012
	(in thousands)
Numerator:
Net income	$41,759	$11,274

Denominator (number of shares):
Basic and diluted weighted average common shares outstanding	109,653	109,609

The Warrants issued and outstanding as of September 30, 2013 and 2012, were excluded from the diluted Earnings per Share, because they were antidilutive.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14                                  Sale of Vessels

On June 13, 2013, the Company sold and delivered the Elbe. The gross sale consideration was $5.6 million. The Company realized a net gain on this sale of $59 thousand and net sale proceeds of $5.02 million. The Elbe was 22 years old.

On May 14, 2013, the Company sold and delivered the Honour. The gross sale consideration was $9.1 million. The Company realized a net gain on this sale of $112 thousand and net sale proceeds of $8.0 million. The Honour was 24 years old.

On March 25, 2013, the Company sold and delivered the Pride. The gross sale consideration was $6.5 million. The Company realized a net loss on this sale of $671 thousand and net sale proceeds of $5.48 million. The Pride was 25 years old.

On February 28, 2013, the Company sold and delivered the Henry. The gross sale consideration was $6.1 million. The Company realized a net gain on this sale of $138 thousand and net sale proceeds of $5.37 million. The Henry was 27 years old.

On February 13, 2013, the Company sold and delivered the Independence. The gross sale consideration was $7.0 million. The Company realized a net gain on this sale of $518 thousand and net sale proceeds of $6.0 million. The Independence was 26 years old.

15                    Subsequent Events

On October 3, 2013, the Company delivered the Hope to its buyers, following an agreement entered into on September 11, 2013 to sell the vessel. The gross sale consideration was $8.0 million. The Hope was 24 years old and was classified as Held for Sale as of September 30, 2013 (refer to Note 4, Fixed Assets, net).

On October 11, 2013, the Company entered into an agreement to sell the Lotus, which was delivered to its buyer on October 25, 2013. The gross sale consideration was $6.8 million. The Lotus was 25 years old. As of September 30, 2013, the vessel was under time charter until October 2013.

On October 22, 2013, the Company delivered the Kalamata to its buyers, following an agreement entered into on September 25, 2013 to sell the vessel. The gross sale consideration was $5.6 million. The Kalamata was 22 years old (refer to Note 4, Fixed Assets, net).